Exhibit 99.2

Annual General Meeting of Shareholders	Annual General Meeting of
of Medigus Ltd. (the “Company”)	Shareholders of Medigus Ltd.
Date: August 15, 2017	to be held August 15, 2017
See Voting Instruction On Reverse Side.	For Holders as of July 10, 2017
Please make your marks like this: ☒ Use pen only

1.	To re-elect the following persons to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof:			For	Against	Abstain

  MAIL

● Mark, sign and date your Voting Instruction Form.

● Detach your Voting Instruction Form.

● Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on August 11, 2017.

PROXY TABULATOR FOR

MEDIGUS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

	a.	Dr. Nissim Darvish		☐	☐	☐

	b.	Mr. Christopher (Chris) Rowland		☐	☐	☐

	c.	Mr. Doron Birger		☐	☐	☐

2.	To elect Mr. Doron Birger, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof.			☐	☐	☐

3.	To approve the grant of options to the Company’s chief executive officer, Mr. Christopher (Chris) Rowland.			☐	☐	☐

a.	Are you a controlling shareholder in the Company or have a personal interest in the approval of resolution No. 3

		(Please note: If you do not mark either Yes or No, your shares will not be voted for proposal 3).		Yes ☐	No ☐
				For	Against	Abstain
4.	To approve the grant of options to Company’s directors.			☐	☐	☐

a.	Are you a controlling shareholder in the Company or have a personal interest in the approval of resolution No. 4

		(Please note: If you do not mark either Yes or No, your shares will not be voted for proposal 4).		Yes ☐	No ☐

				For	Against	Abstain
5.	To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 24,000,000 ordinary shares.			☐	☐	☐

6.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018.			☐	☐	☐

EVENT #

CLIENT #

■	Authorized Signatures - This section must be completed for your instructions to be executed.		■

	Please Sign Here		Please Date Above

	Please Sign Here		Please Date Above				Copyright © 2017 Mediant Communications Inc. All Rights Reserved

MEDIGUS LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on August 11, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 10, 2017, at the Annual General Meeting of the Shareholders of Medigus Ltd. to be held on August 15, 2017, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)